UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: 10 November 2022, London UK

Sanofi and GSK's next-generation COVID-19 booster vaccine VidPrevtyn Beta approved by the European Commission

●     First and only next-generation protein-based adjuvanted COVID-19 booster approved in Europe
●     Strong immune response against all tested variants of concern
●     Ready to supply for autumn and winter COVID-19 vaccination campaigns in Europe

After the European Medicines Agency's (EMA) Committee for Medicinal Products for Human Use (CHMP) adopted a positive opinion for VidPrevtyn Beta, the vaccine has been approved by the European Commission as a booster for the prevention of COVID-19 in adults 18 years of age and older. Next-generation COVID-19 vaccines are based on a variant-adapted approach, using a strain other than the parental strain of SARS-CoV-2 (D614 strain). The vaccine is based on the Beta variant antigen and includes GSK's pandemic adjuvant. The vaccine is indicated as a booster for active immunisation against SARS-CoV-2 in adults who have previously received a mRNA or adenoviral COVID-19 vaccine. Shipments of the vaccine are ready to be distributed to European countries as per the Advance Purchase Agreements.

Thomas Triomphe, Executive Vice President, Sanofi Vaccines: "Today's approval validates our research in developing a novel solution for the COVID-19 pandemic. As we're ready to start first shipments, VidPrevtyn Beta will be an important new option to protect populations against multiple strains of COVID-19."

Phil Dormitzer, Global Head of Vaccines R&D, GSK: "The approval from the European Commission is an important step in providing further vaccine solutions to Europe for the coming autumn and winter. Our protein-based, adjuvanted vaccine has the potential to make an important contribution to public health as the pandemic evolves further."

In registrational trials, carried out at times when the Omicron variant was predominantly circulating, the vaccine induced a strong immune response against multiple variants. Registration trials included a Phase III primary efficacy trial (VAT08 Stage 2) and two separate immunogenicity trials, including one comparative trial with an approved mRNA booster as a comparator.

About VidPrevtyn Beta
VidPrevtyn Beta is a monovalent, recombinant-protein next-generation COVID-19 vaccine developed by Sanofi, modelled on the Beta variant and including GSK's pandemic adjuvant. The same recombinant-protein technology is used in Sanofi's approved seasonal flu vaccines.

About COVIBOOST immunogenicity and safety trial
The independent COVIBOOST (VAT013) trial conducted by the Assistance Publique - Hôpitaux de Paris (AP-HP) investigated VidPrevtyn Beta following primary vaccination with two doses of Pfizer-BioNTech's Comirnaty vaccine (BNT162b2). VidPrevtyn Beta generated a higher immune response (as measured by neutralising antibody titers) than Pfizer-BioNTech's booster or the Sanofi-GSK first-generation booster, both of which target the original D614 parent strain. In this trial, which included 247 adult subjects (18-73 years old), all three vaccines also elicited neutralising antibodies against the Omicron BA.1 variant, with highest responses generated by the Sanofi-GSK next-generation, one month after injection. VidPrevtyn Beta also elicited around 2.5 times more neutralizing antibodies against Omicron BA.1 and in an exploratory analysis BA.4 / BA.5 strains than the mRNA COVID-19 booster comparator.

About the VAT02 immunogenicity and safety trial
Immunogenicity trials included VAT02 Cohort 2 and COVIBOOST which evaluated the booster formulation modelled on the Beta variant, including GSK's pandemic adjuvant. In the Phase III VAT02 Cohort 2 trial, the vaccine-induced (at day 15 following booster vaccination) a significant boost in pseudo-neutralising titers above baseline against multiple variants of concern (titers after boosting were 13 times the titers before boosting against D614G parent virus, and 34 times the titers before boosting against the COVID-19 Beta strain) in 18-55 years-old adults previously primed with mRNA COVID-19 vaccines. In the VAT02 Cohort 2 trial, reactions were mostly mild to moderate, transient, and self-resolutive.

About the VAT08 Stage 2 efficacy and safety trial
The VAT08 phase III Stage 2 trial is a randomized, double-blind, placebo-controlled trial investigating primary vaccination with a bivalent COVID-19 vaccine containing both parental (D614) and Beta strains. The results showed a 64.7% efficacy against symptomatic SARS-CoV-2 infection in adults, regardless of their SARS-CoV-2 infection status prior to vaccination, and 75.1% efficacy in participants previously infected with SARS-CoV-2. This trial was the first ever to report efficacy data in an Omicron environment.

Across all the trials mentioned above, the Sanofi-GSK next-generation vaccine was well-tolerated, with an acceptable safety profile.

About BARDA support
Research and development for the vaccine are supported by U.S. federal funds from the Biomedical Advanced Research and Development Authority (BARDA), part of the office of the Assistant Secretary for Preparedness and Response at the U.S. Department of Health and Human Services in collaboration with the U.S. Department of Defense Joint Program Executive Office for Chemical, Biological, Radiological and Nuclear Defense under Contract # W15QKN-16-9-1002 and the National Institute of Allergy and Infectious Diseases (NIAID).

About the Sanofi and GSK partnership
In the collaboration between the two companies, Sanofi provides its recombinant antigen and will be the marketing authorisation holder. GSK contributes with its pandemic adjuvant, both established vaccine platforms that have proven successful against influenza.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com/company

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Simon Moore	+44 (0) 20 8047 5502	(London)
	Alison Hunt	+1 540 742 3391	(Washington DC)

Investor Relations:	Nick Stone	+44 (0) 7717 618834	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Josh Williams	+44 (0) 7385 415719	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the Company's Annual Report on Form 20-F for 2021, GSK's Q3 Results for 2022 and any impacts of the COVID-19 pandemic.

Registered in England & Wales:
No. 3888792

Registered Office:
980 Great West Road
Brentford, Middlesex
TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: November 10, 2022

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc